UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42181

DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Enter into A Material Agreement in Connection with A PIPE Transaction

On November 3, 2025, DirectBooking Technology Co., Ltd., a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with each of 16 non-U.S. investors (each an “Investor” and collectively, the “Investors”) relating to the issuance and sale of 100,000,000 ordinary shares (the “Purchased Shares”), par value $0.00005 per ordinary share, of the Company (the “Ordinary Shares”), at $0.15 per share for an aggregate purchase price of $15,000,000 (the “PIPE Transaction”).

Pursuant to the Securities Purchase Agreement, the closing of the PIPE Transaction is expected to take place within three (3) business days of the date of the Securities Purchase Agreement or such other business day mutually agreed by the parties when all necessary documents have been executed and delivered and all closing conditions have been satisfied or waived (the “Closing Date”).

The issuance of the Purchased Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares will be issued in a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation S promulgated thereunder. Each Investor has, severally and not jointly, represented to the Company that it is not a “U.S. Person” under Regulation S, and has completed the required certification.

Immediately upon closing of the PIPE Transaction and the Company’s issuance of the Purchased Shares to the Investors, the Company will have a total of 128,700,000 Ordinary Shares issued and outstanding.

The Securities Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing summaries of the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such document filed as Exhibits 10.1 hereto and incorporated by reference herein.

Termination of Previous Securities Purchase Agreement and Supplemental Agreement

As the Company previously reported on the current report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 20, 2025, the Company entered into certain securities purchase agreements (the “Previous SPA”), dated May 13, 2025, and certain supplemental agreements (the “Previous Supplemental Agreements”), dated May 17, 2025, with certain purchasers in connection with a contemplated private placement in reliance on Rule 902 of Regulation S (the “Previous Contemplated Transaction”). The Company provided written termination notice, dated October 31, 2025, to the purchasers in the Previous Contemplated Transaction that the Previous SPA and the Previous Supplemental Agreements be terminated pursuant to the terms and conditions thereunder.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated November 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DirectBooking Technology Co., Ltd.

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer and Chairmen of the Board

Date: November 4, 2025